CYBIN INC.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Cybin Inc. ("Cybin") have been prepared by and are the responsibility of Cybin's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin’s annual financial statements and notes for the year ended March 31, 2023, which are available on SEDAR+ at www.sedarplus.com.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of Canadian dollars) (Unaudited)

As at	Notes	December 31, 2023	March 31, 2023

		$	$
ASSETS
Current
Cash		38,999	16,633
Accounts receivable		4,256	3,050
Prepaid expenses		3,312	1,733
Other current assets		2,152	1,769

Total Current Assets		48,719	23,185

Non-current
Equipment	4	300	450
Intangible assets	5	44,247	5,470
Right-of-use asset	6	356	—
Goodwill	7	36,102	24,792

Total Non-Current Assets		81,005	30,712

TOTAL ASSETS		129,724	53,897

LIABILITIES
Current
Accounts payable and accrued liabilities		8,137	5,663
Lease liabilities	6	324	—
Total Current Liabilities		8,461	5,663
Non-current
Lease liabilities	6	42	—
Total Non- Current Liabilities		42	—

TOTAL LIABILITIES		8,503	5,663

SHAREHOLDERS' EQUITY
Share capital	8	251,247	158,162
Contributed surplus		4,236	2,102
Options reserve	8	38,922	27,283
Warrants reserve	8	32,139	10,873
Accumulated other comprehensive loss		(438)	(2,035)
Deficit		(204,885)	(148,151)

TOTAL SHAREHOLDERS' EQUITY		121,221	48,234

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		129,724	53,897
Corporate information (note 1)
Contracts, commitments and contingencies (note 12)
Subsequent events (note 16)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on February 14, 2024 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2023	2022	2023	2022
		$	$	$	$
EXPENSES
Research	10	7,439	6,256	20,519	17,445
General and administrative costs	11	9,657	4,859	20,505	16,165
Share-based compensation	8	9,928	978	12,617	4,205

TOTAL EXPENSES		27,024	12,093	53,641	37,815

OTHER INCOME (EXPENSES)
Interest income		141	157	277	455
Foreign currency translation gain (loss)		(3,447)	1,353	(3,370)	4,067
Change in fair value of investments measured at fair value through profit or loss		—	(159)	—	(135)
Contingent consideration accretion		—	—	—	(13)
Change in fair value of contingent consideration		—	—	—	(329)

TOTAL OTHER INCOME (EXPENSES)		(3,306)	1,351	(3,093)	4,045

NET LOSS FOR THE PERIOD		(30,330)	(10,742)	(56,734)	(33,770)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations		1,636	(1,601)	1,597	(1,672)
COMPREHENSIVE LOSS FOR THE PERIOD		(28,694)	(12,343)	(55,137)	(35,442)

Basic loss per share for the period attributable to common shareholders		(0.09)	(0.06)	(0.23)	(0.19)
Weighted average number of common shares outstanding - basic		333,679,544	188,887,344	248,756,408	181,902,462
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine-month periods ended December 31, 2023 and 2022
(All amounts expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

		Share capital		Reserves
	Note	Number of shares	Amount	Warrants	Options	Contributed surplus	Deficit		Accumulated other comprehensive income (loss)		Total
		#	$	$	$	$	$		$		$
Balance at March 31, 2022		175,111,654	141,451	11,423	23,783	525	(100,661)		(366)		76,155
At-the-market offering - net of share issuance costs		11,258,683	8,057								8,057
Shares issued on Adelia milestones		3,603,742	2,988	—	—	—	—		—		2,988
Warrants exercised	8	1,164,638	527	(165)	—	—	—		—		362
Options forfeited		—	—	—	(1,180)	1,180	—		—		—
Warrants forfeited		—	—	(397)	—	397	—		—
Finders' warrants	8	—	(6)	6	—	—	—		—		—
Share-based compensation	8	—	—	6	4,199	—	—		—		4,205
Unrealized gain on translation of foreign operations		—	—	—	—	—	—		(1,672)		(1,672)
Net loss for the period		—	—	—	—	—	(33,770)		—		(33,770)
Balance at December 31, 2022		191,138,717	153,017	10,873	26,802	2,102	(134,431)		(2,038)		56,325

Balance at March 31, 2023		200,634,154	158,162	10,873	27,283	2,102	(148,151)		(2,035)		48,234
Share issuance net of share issuance costs	8	90,931,373	26,121	22,442	—	—	—		—		48,563
Share issuance on business acquisition	3	80,945,254	51,805	—	—	—	—		—		51,805
At-the-market offering - net of share issuance costs	8	34,140,507	14,849	—	—	—	—		—		14,849
Shares issued through LPC purchase agreement - net of share issuance costs	8	1,925,000	234	—	—	—	—		—		234
Issuance of common shares as commitment fee for financing	8	2,538,844	—	—	—	—	—		—		—
Options expired	8	—	—	—	(978)	978	—		—		—
Warrants exercised	8	101,000	76	(20)	—	—	—		—		56
Warrants expired	8	—	—	(1,156)	—	1,156	—		—		—
Share-based compensation	8,9	—	—	—	12,617	—	—		—		12,617
Unrealized gain on translation of foreign operations		—	—	—	—	—	—		1,597		1,597
Net loss for the period		—	—	—	—	—	(56,734)		—		(56,734)
Balance at December 31, 2023		411,216,132	251,247	32,139	38,922	4,236	(204,885)	—	(438)	—	121,221
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC. CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (All amounts expressed in thousands of Canadian dollars) (Unaudited)

		Nine months ended December 31,
	Notes	2023	2022
		$	$
OPERATING ACTIVITIES
Net loss for the period		(56,734)	(33,770)
Adjustments for items not affecting cash:
Interest income		—	(18)
Depreciation and amortization	4,5&6	282	183
Share-based compensation		12,617	4,205
Lease interest	6	4	—
Computer equipment write-down		18	—
Change in fair value of investments measured at fair value through profit or loss		—	135
Contingent consideration accretion		—	13
Change in fair value of contingent consideration		—	329
Unrealized foreign currency translation loss (gain)		2,483	(4,021)
		(41,330)	(32,944)
Net changes in non-cash working capital items:
Accounts receivable		(869)	(495)
Prepaid expenses		(1,406)	(1,620)
Other current assets		(383)	(641)
Accounts payable and accrued liabilities		(4,213)	(893)
Net cash flows used in operating activities		(48,201)	(36,593)

INVESTING ACTIVITIES
Cash acquired on acquisition		7,632	—
Purchase of intangible assets	5	(482)	(2,949)
Purchase of equipment	4	(13)	(142)
Net cash flows used in investing activities		7,137	(3,091)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	8	63,646	8,057
Lease payments	6	(56)	—
Shares issued for cash - warrant exercise	8	56	362
Net cash flows from financing activities		63,646	8,419

Effects of exchange rate changes on cash		(216)	135

Net change in cash		22,366	(31,130)
Cash, beginning of period		16,633	53,641
Cash, end of period		38,999	22,511
Certain non-cash transactions excluded from the condensed interim consolidated statements of cash flows are disclosed in note 3.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Cybin Inc. (“Cybin”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Cybin’s eight subsidiaries (together with Cybin, the “Company”): Cybin Corp., Natures Journey Inc. (“Journey”), Serenity Life Sciences Inc. (“Serenity”), Cybin US Holdings Inc. (“Cybin US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”), Cybin UK Ltd., and Small Pharma Inc. (“Small Pharma”). Cybin’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
The Company is a biopharmaceutical company focused on advancing psychedelic-based therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its psychedelic-based molecules while retaining therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These condensed interim consolidated financial statements as at, and for the three and nine months ended, December 31, 2023, were approved and authorized for issue by the board of directors on February 13, 2024.
Stock exchange listing
Cybin’s common shares (“Common Shares”) are listed for trading on Cboe Canada, and NYSE American LLC under the symbol “CYBN” and are quoted on the Frankfurt Stock Exchange under the symbol “R7E1”.
Going concern
These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At present, the Company’s operations do not generate cash flows and, as at December 31, 2023, the Company had an accumulated deficit of $204,885 (March 31, 2023 - $148,151 ), cash of $38,999(March 31, 2023 - $16,633) and working capital of $40,258 (March 31, 2023 - $17,522), and a net loss of $56,734 (2022 - $33,770) and negative cash flows from operations of $48,201 (2022 - $36,593) for the nine month period ended December 31, 2023. In order to continue as a going concern and meet its corporate objectives, the Company is dependent on its ability to obtain additional financing. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.
These condensed interim consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern and therefore were required to realize its assets and liquidate its liabilities and commitments in the normal course of business operations and at amounts different from those in the accompanying condensed interim consolidated financial statements.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance
These condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.
The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Significant accounting policies and basis of preparation” of the Company’s annual consolidated financial statements for the year ended March 31, 2023.
These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2023.

Basis of measurement
These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in Canadian dollars, the Company’s presentation currency. The Company’s and its subsidiaries functional currencies are as follows:

Entity	Currency	Ownership
Cybin Corp.	Canadian dollars	100%
Journey	Canadian dollars	100%
Serenity	Canadian dollars	100%
Cybin US1	Canadian dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.2	Great Britain pounds	100%
Small Pharma Inc.[3]	Canadian dollars	100%

1 For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain former shareholders of Adelia hold Class B Shares (defined below) in Cybin US.
2 & 3Cybin UK Ltd and Small Pharma Inc. are wholly-owned subsidiaries of Cybin, which were acquired on October 23, 2023.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2023.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2023.

New standards and interpretations not yet adopted
A number of new standards, amendments to standards and interpretations are not yet effective as at December 31, 2023, and have not been applied in preparing these condensed interim consolidated financial statements. Management has determined that none of these will have a significant effect on the condensed interim consolidated financial statements of the Company.

3. ACQUISITION

On October 23, 2023, Cybin completed the acquisition of Small Pharma and its wholly-owned subsidiary Small Pharma Ltd. (the “Acquisition”) and issued 0.2409 Common Shares for every one common share of Small Pharma outstanding, resulting in a total of 80,945,254 Common Shares being issued to Small Pharma shareholders. As a result of the Acquisition, Small Pharma became a wholly-owned subsidiary of Cybin. On December 16, 2023 the Company changed the name of Small Pharma Ltd to Cybin UK Ltd.

In connection with the Acquisition, all unvested options of Small Pharma were vested and holders were able to exercise their options prior to the close of the transaction. All remaining stock options of Small Pharma at October 23, 2023 were cancelled and compensation of $0.001 per stock option was paid to the optionees.

As at October 23, 2023 Small Pharma’s patent portfolio consisted of 17 active patent families with 92 pending applications and 30 granted patents across its psychedelic and non-psychedelic portfolio.

The Company has determined that the Acquisition was a business combination under IFRS. In accordance with the measurement period permitted under IFRS 3 - Business Combinations, the fair value of the assets acquired and liabilities assumed have been estimated as follows for the purposes of these condensed interim consolidated financial statements. This fair valuation is provisional, and its finalization will be completed within one year from the business combination date as allowed under IFRS 3 and adjusted retrospectively.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Acquisition Summary
Share Consideration	$ 51,805
Fair value of purchaser consideration	$ 51,805

Provisional Allocation of Purchase Price
Current assets	$ 8,142
Net equipment	37
Intellectual property	38,443
Right of use asset	412
Lease liability	(415)
Liabilities assumed	(6,686)
Goodwill	11,872
Total allocation of purchase price	$ 51,805

A professional valuator has been engaged by the Company to estimate the value of the assets of Small Pharma for the purpose of the final purchase price allocation. Accordingly, the above estimated values may be subject to change.

As at February 28, 2023, Small Pharma had Canadian loss carry forwards of $9,393 and UK loss carry forwards (stated in Canadian dollars) of $46,631. No value has been ascribed to loss carry forward in these condensed interim consolidated financial statements. Tax values of assets acquired may differ from their accounting values.
The following revenue and net income (loss) is attributable to the period subsequent to the Acquisition and included in the Company’s consolidated financial statements for the three months ended December 31, 2023:

Revenue	$—
Net loss	$ (1,666)

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

4.    EQUIPMENT
Equipment consists as follows:

Cost	Lab Equipment	Computer Equipment	Total
	$	$	$
Balance as at March 31, 2023	664	239	903
Acquisition from Small Pharma	—	37	37
Additions	—	13	13
Computer equipment write-down	—	(18)	(18)
Effect of foreign exchange	(15)	1	(14)
Balance as at December 31, 2023	649	272	921

Accumulated Depreciation
Balance as at March 31, 2023	290	163	453
Depreciation charge	104	72	176
Effect of foreign exchange	(8)	—	(8)
Balance as at December 31, 2023	386	235	621

Net book value as at March 31, 2023	374	76	450
Net book value as at December 31, 2023	263	37	300

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

5.    INTANGIBLE ASSETS

Cost	IP Research & Development	Patents	Licenses	Software	Total
	$	$	$	$	$
Balance as at March 31, 2023	3,076	978	1,379	74	5,507
Acquisition from Small Pharma	38,443	—	—	—	38,443
Additions	—	482	—	—	482
Effect of foreign exchange	(49)	(22)	(31)	—	(102)
Balance as at December 31, 2023	41,470	1,438	1,348	74	44,330

Accumulated Amortization
Balance as at March 31, 2023	—	—	19	18	37
Amortization charge	—	—	28	18	46
Balance as at December 31, 2023	—	—	47	36	83

Net book value as at March 31, 2023	3,076	978	1,360	56	5,470
Net book value as at December 31, 2023	41,470	1,438	1,301	38	44,247

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

6. LEASES

RIGHT-OF-USE -ASSET
Cost
Balance as at March 31, 2023	$ —
Additions	412
Effect of foreign exchange	5
Balance as at December 31, 2023	$ 417

Accumulated amortization
Balance as at March 31, 2023	$ —
Amortization	60
Effect of foreign exchange	1
Balance as at December 31, 2023	$ 61

Net book value, December 31, 2023	$ 356

LEASE LIABILITY
Balance as at March 31, 2023	$ —
Additions	415
Interest accretion	4
Effect of foreign exchange	3
Payments	(56)
Balance as at December 31, 2023	366

Current lease liabilities	$ 324
Non-current lease liabilities	$ 42

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

7.    GOODWILL
Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2023	24,792
Addition (note 3)	11,872
Effect of foreign exchange	(562)
Balance as at December 31, 2023	36,102

8.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Cybin consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Cybin would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
On August 8, 2022, the Company established an at-the-market equity program (the “2022 ATM Program”) that allowed the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2022 ATM Program were made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2022 Distribution Agreement”) dated August 8, 2022 among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2022 ATM Program was effective until August 5, 2023 when it automatically terminated in accordance with the terms of the Distribution Agreement.
On August 23, 2023, the Company established a new at-the-market equity program (the “2023 ATM Program” and together with the 2022 ATM Program, the “ATM Programs”) that allows the Company to issue and sell up to US$35,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2023 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2023 Distribution Agreement”) dated August 23, 2023, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2023 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2023 ATM Program and September 17, 2025, unless earlier terminated in accordance with the terms of the 2023 Distribution Agreement.
During the nine- month period ended December 31, 2023, the Company sold 34,140,507 Common Shares under the ATM Programs at an average price of $0.4549 (US$0.3374) per Common Share, for aggregate gross proceeds

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

of $15,532 (US$11,518). Share issuance costs related to the ATM Programs for the nine- month period ended December 31, 2023 were $683.
The Company sold a total of 54,894,627 Common Shares under the ATM Program at an average price of $0.5408 (US$0.4018) per Common Share, for aggregate gross proceeds of $29,684 (US$22,059).) Share issuance costs related to the ATM Program were $1,109.
On May 30, 2023, the Company entered into an agreement (the “LPC Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Subject to the terms and conditions of the LPC Agreement, the Company has the right to sell, and LPC is obligated to purchase, up to US$30,000 of Common Shares over a 36-month period at prices that are based on the market price at the time of each sale to LPC. Cybin, in its sole discretion, controls the timing and amount of all sales of Common Shares under the LPC Agreement. During the nine-month period ended December 31, 2023, the Company sold 1,925,000 Common Shares, at an average price of $0.3236 (US$0.2417) per Common Shares, for aggregate gross proceeds of $623 (US$465) pursuant to the LPC Agreement. Share issuance costs related to the LPC Agreement for the nine-month period ended December 31, 2023 were $389 (US$288).
Cybin has the right to terminate the LPC Agreement at any time at no cost or penalty. LPC has agreed not to engage in any short selling or hedging activity of any kind in the Common Shares. As consideration for LPC’s obligation to purchase Common Shares from the Company at its direction under the LPC Agreement, Cybin issued 2,538,844 Common Shares to LPC as a commitment fee on May 30, 2023. The LPC Agreement provides that Cybin may not issue or sell any Common Shares to LPC under the LPC Agreement which, when aggregated with all other Common Shares then beneficially owned by LPC and its affiliates (as calculated pursuant to Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in LPC beneficially owning more than 9.99% of the outstanding Common Shares. On July 31, 2023, Cybin announced that it had suspended all sales under the LPC Agreement. On August 23, 2023, the Company filed a prospectus supplement to the base shelf prospectus dated August 17, 2023 to re-qualify sales of up to US$30,000 of the Company’s Common Shares pursuant to the LPC Agreement.
On August 4, 2023, the Company completed a public offering (the “August 2023 Offering”) of 24,264,706 units of the Company (the “August 2023 Units”) at a price of US$0.34 per August 2023 Unit for gross proceeds of $11,018(US$8,250) pursuant to a supplement to the Company’s short form base shelf prospectus dated July 5, 2021. Each August 2023 Unit is comprised of one Common Share and one Common Share purchase warrant (the “August 2023 Warrants”). Each August 2023 Warrant is exercisable to acquire one Common Share at a price of $0.53(US$0.40) for a period of 60 months from issuance, subject to acceleration in certain circumstances. In connection with the Offering, Cybin paid the underwriters a cash commission of $506(US$379) and incurred additional share issuance costs, being professional fees of $619(US$458).
On November 14, 2023, the Company completed a public offering (the “November 2023 Offering”) of 66,666,667 units of the Company (the “November 2023 Units”) at a price of US$0.45 per November 2023 Unit for gross proceeds of $41,107(US$30,000) pursuant to a supplement to the Company’s short form base shelf prospectus dated August 17, 2023. Each November 2023 Unit is comprised of one Common Share and one Common Share purchase warrant (the “November 2023 Warrants”). Each November 2023 Warrant is exercisable to acquire one Common Share at a price of$0.70 (US$0.51) between May 14, 2024 and May 14, 2029, subject to

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

acceleration in certain circumstances. In connection with the November 2023 Offering, Cybin paid the underwriters a cash commission of $2,096(US$1,530) and incurred additional share issuance costs being professional fees of $341(US$248).
Preferred Shares
As at December 31, 2023, the Company has nil preferred shares outstanding (March 31, 2023 - nil).
Cybin US Class B Shares
As at December 31, 2023, 530,542.1 class B common shares of Cybin US (“Class B Shares”) were outstanding, and were exchangeable for a total of 5,305,421, Common Shares. On January 3, 2024 holders exchanged an aggregate of 494,457.4 Class B Shares for 4,944,574 Common Shares. These condensed interim consolidated financial statements reflect all of the issued Class B Shares on an as-converted basis.
c) Warrants
On August 4, 2023, Cybin issued 24,264,706 “August 2023 Warrants” in connection with the August 2023 Offering. Each August 2023 Warrant is exercisable to acquire one Common Share at a price of US$0.40 per Common Share until August 4, 2028, subject to acceleration in certain circumstances.
The Company estimated the aggregate fair value of the August 2023 Warrants using the Black-Scholes option pricing model to be $4,559(US$3,442) with the following assumptions:
Risk-free interest rate                  3.87%
Expected annual volatility rate based on comparable companies                      95.0%
Expected life (in years)                                      5.00
Expected divided yield                                      0.00%
Share price                                         US$ 0.34
Exercise price                                     US$ 0.40
On November 14, 2023, Cybin issued 66,666,667 “November 2023 Warrants” in connection with the November 2023 Offering. Each November 2023 Warrant is not exercisable until the date that is six months after the issuance date (May 14, 2024). The November 2023 Warrants are exercisable for a five- year period (May 14, 2024 – May 14, 2029) to acquire one Common Share at a price of US$0.51, subject to acceleration in certain circumstances.
The Company estimated the aggregate fair value of the November 2023 Warrants using the Black-Scholes option pricing model to be $17,193(US$12,299) with the following assumptions:
Risk-free interest rate                  3.76%
Expected annual volatility rate based on comparable companies                      95.0%
Expected life (in years)                                      5.50
Expected divided yield                                      0.00%
Share price                                         US$ 0.46
Exercise price                                     US$ 0.51

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The continuity of the outstanding warrants for the nine-month period ended December 31, 2023, is as follows:

	Number of Warrants	Weighted average exercise price
		$
Common Share Purchase Warrants
As at March 31, 2023	23,230,485	1.29
Issued	90,931,373	0.67
Exercised	(101,000)	0.53
Expired	(658,860)	3.40
Outstanding as at December 31, 2023	113,401,998	0.77
Exercisable as at December 31, 2023	46,735,331	0.87
Unit Purchase Warrants (1)
As at March 31, 2023	868,740	2.25
Exercised	—	—
Outstanding as at December 31, 2023	868,740	2.25
Exercisable as at December 31, 2023	868,740	2.25
(1) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The following summarizes information about warrants outstanding at December 31, 2023:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price	Estimated grant date fair value	Weighted average remaining contractual life
				$$000’s	Years
Common Share Purchase Warrants
February 4, 2024	7,146,500	7,146,500	3.25	5,530	0.10
June 15, 2025	12,800,000	12,800,000	0.25	2,319	1.46
August 20, 2025	1,475,125	1,475,125	0.64	680	1.64
November 15, 2025	1,150,000	1,150,000	0.25	220	1.88
August 4, 2028(1)	24,163,706	24,163,706	US$0.40	4,578	4.59
May 14, 2029(2)	66,666,667	—	US$0.51	17,842	5.37
	113,401,998	46,735,331	0.87	31,169	4.34

Unit Purchase Warrants (3)
February 4, 2024	868,740	868,740	2.25	970	0.10
	868,740	868,740	2.25	970	0.10

1) On August 4, 2023, the August 2023 Warrants were issued at UD$0.40 which was equivalent to $0.53.
(2) On November 14, 2023, the November 2023 Warrants were issued at US$0.51 which was equivalent to $0.70.
(3) Each unit consists of one Common Share and one half of one Common Share purchase warrant, with each Common Share purchase warrant being exercisable to acquire one Common Share at an exercise price of $3.25 per Common Share.
d)Stock options
On November 5, 2020, Cybin adopted an equity incentive plan. Under the plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 16, 2021, the board of directors and the shareholders approved an amendment to the equity incentive plan to modify certain provisions for

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

awards granted to residents of the United States, to increase the fixed number of Incentive Stock Options (as defined in the plan) and certain other housekeeping amendments.
The changes in options for the nine-month period ended December 31, 2023 are as follows:

	Number of Options	Weighted average exercise price
		$
As at March 31, 2023	29,569,800	1.36
Granted	38,425,000	0.67
Forfeited/Expired	(900,000)	1.37
Outstanding as at December 31, 2023	67,094,800	0.94
Exercisable as at December 31, 2023	54,787,300	1.01
During the nine- month period ended December 31, 2023, the Company completed the following option issuances:

On June 29, 2023, the Company granted options to purchase up to 11,615,000 Common Shares, of which 3,991,000 were granted to employees, 3,763,000 were granted to officers of the Company, 3,076,000 were granted to consultants, and 785,000 were granted to directors of the Company. The granted options have an exercise price of $0.44 per Common Share and expire on June 30, 2028. The granted options have different vesting schedules; 1,500,000 options vested immediately, 700,000 options vest over three months, 100,000 options vest over one year, and 9,315,000 options vest over two years. The aggregate estimated grant date fair value was determined to be $4,080, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.78%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$ 0.47
Exercise price	$ 0.44

On September 26, 2023, the Company granted options to purchase up to 1,210,000 Common Shares, of which 135,000 were granted to an employee and, 1,075,000 were granted to consultants. The granted options have an exercise price of $0.79 per Common Share, and 975,000 options expire on September 26, 2026 and the remaining 235,000 options expire on September 26, 2028. The granted options have different vesting schedules. 375,000 options vest over three months, 200,000 options vest over six months, 400,000 options vest over one year, 100,000 options vest over fifteen months, and 135,000 options vest over 18 months.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The aggregate estimated grant date fair value was determined to be $577, calculated using the Black-Scholes option pricing model with the following assumptions:
Options granted on September 26, 2023 and expiring on September 26, 2026.

Risk-free interest rate	4.68%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$ 0.79
Exercise price	$ 0.79

Options granted on September 26, 2023 and expiring on September 26, 2028.

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$ 0.79
Exercise price	$ 0.79

On November 16, 2023, the Company granted options to purchase up to 25,600,000 Common Shares, of which 22,200,000 were granted to officers, 1,600,000 were granted to directors, 1,300,000 were granted to employees and 500,000 were granted to a consultant. The granted options have an exercise price of CAD$0.715 per Common Share, 500,000 options expire on November 16, 2026 and the remaining 25,100,000 options expire on November 16, 2028. The granted options have different vesting schedules. 18,850,00 options vest immediately and 6,750,000 options vest over two years.
The aggregate estimated grant date fair value was determined to be $10,907, calculated using the Black-Scholes option pricing model with the following assumptions:
Options granted on November 16, 2023 and expiring on November 16, 2026.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	3.00
Expected dividend yield	0.00%
Share price	$ 0.60
Exercise price	$ 0.72

Options granted on November 16, 2023 and expiring on November 16, 2028.

Risk-free interest rate	4.28%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$ 0.60
Exercise price	$ 0.72
During the nine-month period ended December 31, 2023, the Company amended the expiry dates of certain options with former employees and consultants of the Company.
The following summarizes information about stock options outstanding on December 31, 2023:

	Exercise Price	Number of options outstanding	Number of options exercisable	Weighted average remaining life	Recognized estimated grant date fair value
Expiry date	$			Years	$000’s
February 8, 2024	0.44	33,750	33,750	0.11	12
February 8, 2024	2.90	20,000	20,000	0.11	42
February 29, 2024	1.39	46,300	46,300	0.16	46
February 29, 2024	1.74	570,000	570,000	0.16	709
March 31, 2024	1.35	56,250	56,250	0.25	55
March 31, 2024	1.39	25,000	25,000	0.25	25
March 31, 2024	1.74	100,000	100,000	0.25	124
June 15, 2025	0.25	2,350,000	2,350,000	1.46	420
June 30, 2025	0.90	500,000	500,000	1.50	183
August 14, 2025	1.00	800,000	700,000	1.62	421
September 30, 2025	0.75	270,000	251,250	1.75	96
October 12, 2025	0.75	3,000,000	3,000,000	1.78	1,607
November 4, 2025	0.75	5,700,000	5,700,000	1.85	3,057
November 13, 2025	0.88	500,000	500,000	1.87	315

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

November 15, 2025	0.75	375,000	375,000	1.88	110
November 15, 2025	0.91	200,000	200,000	1.88	53
December 11, 2025	1.48	700,000	700,000	1.95	740
December 14, 2025	1.74	1,589,100	1,589,100	1.95	1,971
December 28, 2025	1.89	760,000	760,000	1.99	1,027
January 2, 2026	1.89	225,000	225,000	2.01	304
February 15, 2026	2.03	150,000	150,000	2.13	218
February 16, 2026	2.03	150,000	150,000	2.13	218
March 10, 2026	1.39	1,186,300	1,186,300	2.19	1,185
March 15, 2026	1.55	300,000	300,000	2.20	360
March 28, 2026	1.36	1,575,000	1,575,000	2.24	1,540
March 29, 2026	1.32	37,500	37,500	2.24	36
March 31, 2026	1.35	250,000	250,000	2.25	243
June 28, 2026	2.90	3,160,000	3,160,000	2.49	6,589
August 16, 2026	2.48	215,000	215,000	2.63	383
August 18, 2026	2.48	300,000	300,000	2.63	519
September 26, 2026	0.79	975,000	575,000	2.74	368
September 27, 2026	2.87	195,000	195,000	2.74	403
September 27, 2026	3.15	545,000	545,000	2.74	1,105
November 15, 2026	0.715	500,000	62,500	2.87	40
December 31, 2026	1.50	1,250,000	1,250,000	3.00	1,351
December 31, 2026	3.15	20,000	20,000	3.00	18
March 4, 2027	1.13	1,075,600	1,075,600	3.17	878
March 4, 2027	3.15	40,000	40,000	3.17	25
March 8, 2027	1.02	400,000	400,000	3.18	295
June 30, 2027	1.00	65,000	56,875	3.50	32
August 14, 2027	1.00	20,000	17,500	3.62	14
September 30, 2027	1.00	220,000	163,750	3.75	89
June 30, 2028	0.44	11,310,000	5,653,750	4.5	2,868
September 26, 2028	0.79	235,000	75,625	4.74	72
November 15, 2028	0.715	25,100,000	19,631,250	4.88	8,756
	0.94	67,094,800	54,787,300	2.21	38,922
The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2023 of $9,928 and $12,617 (2022 - $978 and $4,205), respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and nine months ended December 31, 2023 and did not impact the calculation of the loss per share.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

9.    RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.
The remuneration of key management personnel for the three and nine-month periods ended December 31, 2023 and 2022 are as follows:

	Three-months ended		Nine-months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
Payroll, consulting and benefits (1)	1,029	1,436	3,342	4,216
Share-based compensation
Options	7,864	379	8,169	2,143
Warrants	—	—	—	3
Total	8,893	1,815	11,511	6,362
(1) For the three months ended December 31, 2023 includes $833 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $196 presented in the statement of loss and comprehensive loss as a part of “Research”. For the nine months ended December 31, 2023, includes $2,495 presented in the statement of loss and comprehensive loss as a part of “General and administrative costs” and $847 presented in the statement of loss and comprehensive loss as a part of “Research”.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

10.    RESEARCH EXPENSES

	Three-months ended		Nine-months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
Advancement of development programs	5,232	3,398	14,590	9,390
Payroll and benefits	1,794	2,163	5,003	6,279
Lab and administration	373	279	778	849
Professional and consulting fees	40	416	148	927
Total	7,439	6,256	20,519	17,445

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

11.    GENERAL AND ADMINISTRATIVE EXPENSES

	Three-months ended		Nine-months ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
Capital market	3,377	1,788	7,600	4,052
Payroll, consulting and benefits	1,597	1,419	4,388	4,664
Office and administration	883	896	2,102	3,046
Professional and consulting fees	1,574	257	3,080	1,908
Business development	203	71	692	609
Investor relations	1,934	290	2,375	713
Listing fees	66	72	218	304
Marketing media	23	66	50	869
Total	9,657	4,859	20,505	16,165

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

12.    CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at December 31, 2023, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $8,684. The Company expects to pay this amount within the 12 months ending December 31, 2024, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $12,844 (US$9,500). At the sole discretion of Cybin, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of the Cboe Canada Exchange Inc. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at December 31, 2023, there was no ongoing litigation and therefore no contingent liabilities have been recorded.
13.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the nine- month period ended December 31, 2023.
The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company’s policy is to maintain adequate levels of capital at all times.
The Company’s capital structure includes the following:

As at	December 31, 2023	March 31, 2023
	$	$
Shareholders’ equity comprised of:
Share capital	251,247	158,162
Contributed surplus	4,236	2,102
Options reserve	38,922	27,283
Warrants reserve	32,139	10,873
Accumulated other comprehensive loss	(438)	(2,035)
Deficit	(204,885)	(148,151)
Total	121,221	48,234

14.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	December 31, 2023	March 31, 2023
	$	$
Financial assets, measured at fair value:
Cash	38,999	16,633
Financial assets, measured at amortized cost:
Accounts receivable	534	42
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	8,137	5,663
Lease liabilities	366	—
The carrying value of the Company’s financial instruments approximate their fair value.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Fair value Hierarchy of Financial Instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Currently, the company has no financial instruments that would be classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2023.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As at December 31, 2023, the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at December 31, 2023, the Company had cash of $38,999 (March 31, 2023 - $16,633) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $8,503 (March 31, 2023 - $5,663), all amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in the market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at December 31, 2023, the Company has determined its exposure to interest rate risk is minimal.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while the functional currency of CAD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.
At December 31, 2023, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	US$000’s	GBP 000’s	EUR 000’s
Cash	22,020	74	146
Accounts receivable	125	128	—
Accounts payable and accrued liabilities	(215)	(77)	(136)
Lease liability	—	(217)	—
	21,930	(92)	10
Foreign currency rate	1.3226	1.6837	1.4626
Equivalent in Canadian dollars	$ 29,005	$ (155)	$ 15
Impact of 10% change in foreign currency rate	$ 2,901	$ (16)	$ 2
Based on the above net exposures as at December 31, 2023, and assuming that all other variables remain constant, a 10% change of the USD, GBP and EUR, against the CAD would impact net loss by approximately $2,919.
15.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.50% are as follows:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

	Three-months Ended		Nine-months Ended
	December 31,		December 31,
	2023	2022	2023	2022
Net loss and comprehensive loss before income taxes	$ 30,330	$ 10,742	$ 56,734	$ 33,770

Expected income tax recovery	8,038	2,847	15,035	8,949
Non-capital losses acquired on acquisition of subsidiary	11,658	—	11,658	—
Share-based compensation	(2,631)	—	(3,344)	—
Share issuance costs	692	—	1,237	—
Difference between Canadian and foreign tax rates	(1,366)	(1,510)	(3,259)	(2,805)
Effect of exchange on unbooked deferred tax assets	(227)	—	217	—
Adjustments to prior year loss carryforwards	—	—	239	—
Non-deductible expenses	(40)	(10)	(74)	(861)
Change in unrecognized deferred tax assets	(16,124)	(1,327)	(21,709)	(5,283)
Income tax recovery	$ —	$ —	$ —	$ —

Note 1 - The three month ended December 31, 2023 amounts were determined by deducting the 6 months ended September 30, 2023 portion out of December 31, 2023 amounts per above.
The significant components of the Company’s deferred tax assets resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statements of financial position, are as follows:

As at	December 31, 2023	March 31, 2023
Non-capital loss carryforwards	$ 40,124	$ 20,248
Deferred compensation	1,474	1,089
R&D expenditures	1,843	1,053
Share issuance costs	1,990	1,303
Depreciation/CCA differences	(36)	(6)
Other	7	6
	45,402	23,693
Valuation allowance	(45,402)	(23,693)
	$ —	$ —
These deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company will be able to use these potential benefits.

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Non-capital loss balance
As at December 31, 2023, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses expire as follows:

Year of expiry
2040	$740
2041	$ 19,193
2042	$ 12,234
2043	$ 10,704
2044	$ 17,830
$ 60,701
As at December 31, 2023, the Company has non-capital losses in the United States, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, that will expire as follows:
The loss carryforward in the United States consists of:

Year of expiry
2041 - Pre-acquisition loss generated up to December 4, 2020	$969
2041 - Loss generated in the period from December 4, 2020 to March 31, 2021	$1,293
2042 - Loss generated in the year ended March 31, 2022	$5,849
2043 - Loss generated in the year ended March 31, 2023	$5,311
2044 - Loss generated in the nine-month period ended December 31, 2023	$2,792
$16,214
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. The deductibility of the pre-acquisition loss and the post-acquisition loss is restricted to 80% of taxable income in the year of deduction. The pre-acquisition loss is further restricted to an annual limitation under Section 382. As at December 31, 2023, the annual limitation was $144.
Massachusetts allows for a 20-year carryforward period for restricted and unrestricted losses without limitation.
As at December 31, 2023, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

CYBIN INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2023
(All amounts expressed in thousands of Canadian dollars, except share and per share amounts, and those otherwise stated in US dollars, Euros and Great Britain pounds which are in thousands.)
(Unaudited)

Year of expiry
2042	$ 22,965
2043	$ 23,017
2044	$ 13,318
$ 59,300
As at December 31, 2023, the Company has $48,297 of non-capital losses in the UK, which under certain circumstances can be used to reduce the taxable income of future years. There is no expiry date on these non-capital losses.

16.    SUBSEQUENT EVENT

Expired Warrants and Options.

On February 4, 2024, 868,740 unit purchase warrants exercisable at $2.25 per unit and 7,146,500 Common Share purchase warrants exercisable at $3.25 per warrant expired.
On February 8, 2024, options to purchase up to 33,750 Common Shares at $0.44 per Common Share and options to purchase up to 20,000 Common Shares at $2.90 per Common Share expired.